UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended: December 31, 2020

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Voting Common Stock

In this report, the terms “Called Higher Studios”, “we”, “us”, “our” or “the Company” refers to Called Higher Studios, Inc..

This report on Form 1-K (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

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THE COMPANY’S BUSINESS

Overview and Structure

Called Higher Studios was founded on June 4, 2019. The company’s goal is to create the first Christian, fan owned, faith-based movie studio. Our mission is to produce quality faith & family based content that spreads the gospel of Jesus Christ and also transcends story telling. Our goal is to develop and produce faith based films, television programs, and short form media for Christian audiences.

The company is a subsidiary of Global Development Alpha, LLC, which is 75% owned by Jason Brown, who is the Chief Executive Officer, President and Director of the company and 25% owned by Ash Greyson, who is the head of the company’s advisory board.

At just under two years old, we are still currently in an early stage in our company, sourcing material and developing ideas for scripts and movies. We intend to move into physical production of our first feature film in the next 6 months.

Principal Products and Services

We plan to grow the world’s largest community of engaged faith & family supporters, and to partner, through joint ventures or otherwise, with existing content creators. By leveraging our industry knowledge and experience, we feel that we have an opportunity to create revenue streams from developing faith based feature films and television programming and from marketing of other studios’ films and television products to our community of supporters.

We will be using proven entertainment industry business models with an added twist that we believe will give us a competitive advantage. If we get our community of supporters involved in our projects, we believe our projects will be more likely to succeed when they come to market.

At this stage, our primary focus is on the following projects that are in various stages of development:

●	We have a completed screenplay currently entitled Camp Hideout, a comedic faith & family camp movie that teaches kids about unconditional love that we are in the process of setting up for physical production in Q3 of this year.

●	We have a completed original screenplay The Grace of Christ, written by Brian Baugh (Writer of The World We Make & Finding You, Director of I’m Not Ashamed, The World We Make & Finding You).

Although we intend to use our best efforts to proceed with these projects, there is no guarantee that any or all of these projects will move forward or become successful.

We are also considering smaller marketing partnerships and the acquisition of life rights for documentary and dramatic films. Typically, the marketing partnership involves marketing of competed films for which we would make an upfront payment to receive a percentage of the gross receipts. Marketing projects like this have an additional benefit to the company of expanding awareness of who we are, which can help with other future projects.

Near-Term Goals

Currently, we are developing ideas and scripts for multiple movies, with our first movie intended to be physical produced in Q3 of 2021. Depending on the dynamics and acceptance of the project, we plan to follow the filming of the movie with postproduction and potential distribution, depending upon the available distribution methods, deals, and opportunities that are presented to us for each particular project. We estimate that the average budget for our first few movies to be between $600,000 and $3,000,000, but this number could increase or decrease depending on the type of movie, budget level, and financing options that we choose or that may be available to us. We may also partner with other companies, investors, or producers so that the entire budget of the film would not be financed by Called Higher Studios. These budget amounts will vary depending, among other things, on the complexity of the script and the genre as well as the actors who participate in the production. We are likely to need an additional $500,000 to $1.5 million to properly distribute and market the films, depending on the structure and the nature of the film’s release. We may need to increase our film budgets in the future as the company grows.

If we partner or co-finance a film with another production company, it may be possible for us to own a percentage of the film through a joint venture for $250,000 to $500,000. However, this depends on the nature of the deal and how we structure the joint venture. While film box office receipts and licensing fees are usually known relatively quickly, they usually have a long recoupment cycle. It can take one to three years to generate significant profits that are actually realized and collected by the company. We expect to start generating revenue in six months from ancillary streams such as merchandise sales, owned festivals or online programs, or the advertising of or consulting on other content creator’s projects, but we may not be able to be profitable by that time.

Management of the company has relied on the above information to inform its understanding of the current market. However, we have not independently verified the information provided by the above referenced sources. Also, it is important to note that global, unpredictable events such as Covid-19 can adversely affect our financial results, operations, and our company in general. These events could occur again unexpectedly.

Growing our Fan Community

We founded Called Higher Studios because we have a deep desire to spread the name of Jesus through film, television and media. Ultimately, our goal is to spread the Good News of Jesus Christ and to see people accept him and come to know him more intimately and deeply. We believe that by creating content that teaches biblical principles, we can make a positive impact in the society and world we live in today. Christian fans hold great power in the entertainment industry, especially when those fans come together to form a community for good, positive outreach. With that in mind, in 2020 Called Higher Studios made five $10,000 contributions to five charities which included Josiah’s House, The Joseph School, Reboot Combat Recovery, The Angel Foundation and The Turner Syndrome Society. We saw an opportunity to create a community that could not only make faith-based content to spread the gospel, but that could also be the hands and feet of Jesus in the world we live in today.

When fans invest in Called Higher Studios they become shareholders of the company and members of the faith based entertainment community. That means that they have a financial stake in the success of Called Higher Studios and all our projects. This concept is not new—people have been investing in public media companies for decades. What is new is that Called Higher Studios is the first faith based entertainment company in history (to our knowledge) designed from the ground up to be owned by a large group of people of faith.

We believe this creates a significant competitive advantage for our company. Aside from being financially invested, fans are far more likely to become EMOTIONALLY invested in our projects. These fans are not only more likely to watch the movies and shows that we plan to produce and they invested in — they are also more likely to share them on social media, bring out their friends and families and go out of their way to support each project. We believe a company owned by our fans has a unique ability to create the sort of authentic, organic following that we are looking to build.

In addition, we believe our community of invested shareholders can provide value in other ways:

●	By influencing the overall direction, look, and feel of the product that they help create;

●	By giving us needed feedback about our company and their wishes, hopes, and desires;

●	By utilizing their God given talents in specific potential roles to assist the company through volunteering or other opportunities; and

●	By being a collective force for change in the industry, and by applying pressure to disrupt outdated models in an effort to achieve positive creative destruction.

We intend to strive to develop the world’s largest and most engaged network of Christian fans and investors for the purpose of developing, producing, and distributing faith based and family content. It is this family, this crowd, this community that we believe is our secret weapon! By collectively developing, producing, and, more importantly, talking about our projects in the public domain, we believe that our fans and investors will increase the brand awareness of our collective projects. In a world where social media rules the attention span of most of the people out there, having a collective voice that can review, post, and share things about our projects, in our opinion, can greatly increase the probability of success.

In addition to our financing history, we look at the strides Called Higher Studios has made since our founding in June of 2019:

●	We filed and opened our first Regulation Crowdfunding Round on October 30, 2019.

●	We closed an oversubscribed first Regulation Crowdfunding Round on March 31, 2020, in which we received $1,006,248 from 3,735 investors.

●	We invested in the development of the film Battle For Brandon, based on the documentary by the same name.

●	We announced our first screenplay that we are developing entitled Camp Hideout, a comedic faith & family camp movie that teaches kids about unconditional love which is now intended for physical production in Q3 of 2021.

●	We engaged Brian Baugh, director of I Am Not Ashamed, to develop and write our newest feature project, The Grace of Christ which now has a completed script.

●	We had an investment into our company by the owners of the Tic Tac Toy YouTube Channel, Jason McCann. With over 5 Million YouTube Subscribers, our partnership with Tic Tac Toy will allow their daughters to play roles in Camp Hideout which is a great marketing component in our opinion. We have also partnered with them to develop our own co-owned YouTube Channel. Jason McCann has also been named to our advisory board.

●	Phillip Glasser, an experienced film producer, who holds a producing credit on The War with Grandpa, a film that held the #1 spot at the box office for multiple days in 2020 has signed on to produce Camp Hideout.

How We Plan To Make Money

We intend to develop and diversify our revenue streams into more stable revenue streams to mitigate the inherent risk involved in the feature film making industry, when management feels this is in the best interest of the company. Our business plan is to partner with other entertainment companies and market participants to develop, produce, distribute and market movies, television shows and short form media to Christian audiences. We plan to create content and use established and emerging distribution channels to monetize it. Our goal is to pursue one or more of the following activities:

1.	Developing brands or owning brands for informational products, consumer goods, services, or other products that complement our audience and community.

2.	Developing influencers and their brands strategically to increase our revenue streams while simultaneously building a deeper reach through social media and influencer networks.

3.	Merging our company with or acquiring other companies within our space or in a completely different industry, when management feels that this provides a strategic benefit for our company. For example, we could acquire a company that management feels is a beneficial asset for Called Higher Studios. This benefit may be for the sole purpose of a stable revenue stream outside of our industry.

4.	Developing industry relationships and becoming a marketing partner for other content creators and distributors.

How We Plan To Fund Our Projects

Developing and monetizing entertainment projects like films and television shows usually requires significant capital investment. We intend to raise that money directly from our fan community. We expect to run several fundraising rounds to achieve our goals. In addition to raising money directly from our fan community, we are exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called Higher Studios projects.

Competition

The entertainment industry is fiercely competitive. There are thousands of other companies involved in the creation of entertainment content, from giant international conglomerates to small independent creators. Many of these companies are our competitors in that we are all competing to develop entertainment for consumers. However, our focus on faith based programming makes us more unique and narrows down the competitive field. We also believe that collaboration is common in the entertainment industry, so we also view most of our competitors as potential partners. Some of our more direct competitors include:

●	Pure Flix, which is an American conservative Christian production and distribution company founded by David A.R. White and Russel Wolfe and inspired by Netflix. They are known for producing Christian films, notably God’s Not Dead (2014), Do You Believe? (2015), I’m Not Ashamed (2016), The Case for Christ (2017), and Unplanned (2019). Since 2015, films distributed by Pure Flix have collectively grossed over $100 million at the domestic box office. The company has headquarters in Scottsdale, Arizona.

●	Promenade Pictures, which is a motion picture production company founded in 2003 by Frank Yablans, the former head of Paramount Pictures and of MGM/UA. The stated goal of the company is the creation of family-friendly films. In 2007, the company released its first film, an animated version of The Ten Commandments. It is the first in their “Epic Stories of the Bible” series.

●	Fox Faith, which is a brand of film studio Twentieth Century Fox, and which targets evangelical Christians. Established under Fox’s video division, Fox Faith acquires independent Christian-themed films for theatrical and video release. Fox describes Fox Faith titles as “morally-driven, family-friendly programming,” and requires them to “have overt Christian content or be derived from the work of a Christian author.”

We are aware of additional companies such as Angel Studios that have achieved significant traction in the faith based, fan owned entertainment space as well. Their studio and projects could pose competition to our model and make it more difficult for us to compete.

Employees

As of April 29, 2021 we had one full-time employee, four part-time contractors and one part-time advisory board advisor at Called Higher Studios.

Intellectual Property

We are in the process of filing for a trademark application for our company’s name, Called Higher Studios. In order to protect that trademark value, we have proactively sought out any other entities with which we believed there may have been a conflict and entered into concurrent use agreements.

Litigation

Called Higher Studios has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. We are in the business of creating and monetizing faith based entertainment content. We are in the early stages of development and our activities since inception have consisted primarily of those relating to business formation, growing our fan base and raising capital to fund our business plan.

Plan of Operations

Over the next 12 months, we intend to film and post our first movie, acquire life rights to make additional films, and pursue marketing collaborations and partnerships that will expand awareness of the company. It is our intention to physically produce (film) our first feature film in the next 6 months, followed by post production and distribution. We estimate that for our first few movies we will need between $600,000 to $2 million dollars to fully or partially fund a movie, which we have partially raised through our offering under Regulation Crowdfunding. The actual amount will vary depending, among other things, on the complexity of the script and the genre as well as the actors who participate in the production. We are likely to need an additional $500,000 to $1.5 million to properly distribute and market the film, depending on the structure and the nature of the film’s release. We may need to increase our film budgets in the future as the company grows.

Operating Results

We have not commenced planned principal operations, and have no revenue generated from entertainment projects. However, this is not unusual as the development, pre-production, production, post-production and distribution of media projects can sometimes take years to fully execute. We are also focused on laying a firm foundation, building our company on the “rock” of infrastructure and processes that allow our fans and owners to participate in the film making process. It is key to our development and our success that we are able to properly communicate, gain feedback from, listen to, and engage our fans and investors…and this takes infrastructure, capital, and processes which we are firmly committed to developing. We believe it would be unwise for us to develop, produce and attempt to distribute our projects without our most important asset, the community, developed and honed. We sincerely believe that our strategic advantage lies within the strength of our community. Therefore, we will not attempt to build our principal revenue streams until our management firmly feels that our community and business model is well developed and mature.

Our current operating expenses consist primarily of office rent, software as a service that we use to manage operations, labor, marketing costs, capital expenditures, such as website maintenance and development, and early stage project development costs.

We anticipate that our major future expenses would be related to hiring writers to develop scripts for our film and television projects, casting, payments to actors, directors, producers and film crews, editing and post production expenses, marketing and expenses related to film sales and film finance.

COVID-19 has also negatively impacted our industry through the uncertainty around future business operations, cancelled industry events, lack of ability to physically gather, delayed film projects, the overall disruption of the supply and demand side of our products, as well as the financial conditions of other companies and their ability to license or purchase our products. These are just a few of the major current concerns in our industry, all of which have made it more difficult for us to predict and operate towards success in this challenging environment.

There has been an overall shutdown of the nation’s movie theaters, but some theatre chains are showing signs of opening with lower revenue than normal over the past 20 years. The NBA, MLB, and the NHL have suspended or delayed their seasons during Covid, but are also opening up and beginning to play under limited attendance and new Covid related guidelines. Several films have delayed their openings worldwide and more than 100 TV shows have stopped creating new episodes. The company is aware of some analysts modeling a $10-billion dollar hit to movie box offices, or about 24 percent of expected total annual revenue globally. The true impact on our industry is hard to predict and could adversely affect our company in many ways. For instance, if and when the movie theaters fully re-open, there may be excess supply of films that were delayed and it may be difficult to gain access to screens or distribution channels. There may also be an influx of projects that attempt to film immediately after it is deemed safe to do so, which could drive up prices for labor, vendors, cameras, lights, etc. All of this could adversely affect our production costs.

Industry events across the world, such as South by Southwest (SXSW) and the Cannes Film Festival, were also cancelled, delayed, or moved to virtual events. These events play a major role in project development, financing, pre-sales, and other critical areas which are vital to the success of our products. The cancellation of these events has and will continue to impact our ability to operate successfully until these vital film markets either re-open or there is a viable alternative. While we are able to communicate and work remotely for some aspects of our operations, there are others where in person meetings of large groups of people are vital. If we are unable to meet in large groups, our operations will continue to be negatively affected until those restrictions are lifted.

Liquidity and Capital Resources

We have raised a total of approximately $1,500,205 from inception through April 29, 2021, including:

●	On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

●	Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

●	Approximately $579,203 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 105,000 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering has not yet closed.

●	In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

●	These raise funds are partially offset by approximately $199,347 of offering costs for the year ended December 31, 2020 in connection with the Regulation Crowdfunding offerings.

With these proceeds, we had approximately $285,000 cash on hand as of April 29, 2021. We believe that we have the cash to fund operations through December 31, 2021.

As of April 29, 2021, we had 1 full-time employee, 0 part-time employees and 4 contractors, representing approximately $21,000 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation at a base annual salary of $120,000 from the company pursuant to an Employment Agreement dated June 1, 2020. In addition to the base annual salary, Jason Brown will be entitled to receive incentive bonus compensation annually based on the performance goals and under the terms set out in this Employment Agreement which is attached as an exhibit to filing

.

We have not committed to make any capital expenditures other than the development of the projects listed in this filing. We have no bank line of credit or other arranged financings. In February 2021, the company entered into a one year lease with an option to extend for an additional two years at a monthly rent rate of $1,700.

We can operate for a substantial amount of time through capital contributions and/or debt provided by our parent company Global Development Alpha, LLC, and/or other investors. Our current business model does not have a high burn rate and our operations can be scaled according to our business plan and/or revenue streams. In essence, we do not incur major expenses unless we have projects that are being developed or that are in production.

The general business interruptions caused by COVID-19 began at the end of our Regulation Crowdfunding raise and caused some of our public relations and advertising costs to be higher than anticipated. These higher expenditures reduced our available cash on hand after the Regulation Crowdfunding round was completed. Some potential investors likely cancelled their investment in our Regulation Crowdfunding campaign due to the uncertainty of the COVID-19 pandemic.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund raising methods. Our intended use of cash to deploy into products such as film and television programs has been negatively affected. Because it is more difficult to physically produce our projects due to the social distancing regulations, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Natural disasters and other events beyond our control could materially adversely affect us” for more information.

Trend Information

Prior to the COVID-19 pandemic our industry was experiencing positive growth. With the onset of the COVID-19 pandemic the current industry outlook is predominately negative. Prior to the COVID-19 pandemic the following trends in our industry were observed:

●	Several faith and family movies, such as Breakthrough ($40,713,082) and Overcomer ($34,746,945) for example, did well at the domestic box office in 2019.

●	Faith & Family films, when compared to the average budget of most Hollywood films, required less capital to produce.

●	More people appeared to have been supporting faith and family projects. For example, The Chosen, a crowdfunded faith-friendly episodic, raised over $10 million dollars for its first season, according to its website and other reports.

Although it is extremely difficult to predict what the entertainment industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. While we are optimistic, there are some important possibilities we must consider.

●	The demand for our products could be unstable for the foreseeable future. The new “stay at home” orders, limited lifestyle rules and regulations, and potential future lifestyle habits may create a higher demand for our products, but we believe that this may be temporary. Long term, we are unsure whether this trend will continue, as people are able to leave their homes to go to other events, take trips, and enjoy other forms of entertainment. It is difficult to predict whether the increase in at home content consumption will be sustainable.

●	Due to the limited ability of large gatherings and travel, which is essential to physical production, many productions of films, television shows, and sporting events across the nation have been delayed or cancelled. For those shows that have filmed over the past 12 months, many of them have seen a very high increase in Covid related costs to their projects such as personal protection equipment, sanitizer, labor due to Covid testing and positive results, and quarantining. These are just a few and there are many, many more costs that have been associated with filming during the pandemic It is currently unclear when productions across our industry will be able to continue normally without Covid related protocols. Similarly, future travel restrictions, limited access to industry events, and public fear over traveling could potentially negatively affect our operations and our ability to achieve our business goals

●	Financial health of streaming services such as Up Faith and Family, PureFlix, Netflix and Amazon, the major studios such as Lionsgate or Sony, or the theater owners such as AMC, may have been negatively affected by COVID-19. Any negative impact on these services and providers could negatively affect content creators like Called Higher Studios, through, for example, declines in licensing or acquisition plans.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The company’s executive officers, directors, and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers:
Jason Lee Brown	President, Chief Executive Officer	40	Appointed to indefinite term of office. June 4, 2019	Full-time
Directors:
Jason Lee Brown	Director	40	Appointed to indefinite term of office. June 4, 2019
Significant Employees:
Ash Greyson	Head of Advisory Board	47	Appointed to indefinite term of office July 25, 2019	Part-time

Jason Brown –Founder, President, Chief Executive Officer, Director

Jason Brown is the Founder, President, CEO and Director of the company. He has served in this position since the company’s founding. Prior to founding the company, from 2017 to 2019, Mr. Brown was the CEO of Arolucha Inc., overseeing its developing stages, vision and staffing. Prior to that, from 2014 to 2016, Mr. Brown was the CEO of Aroluxe, LLC, a marketing agency, overseeing its corporate strategy, vision and execution. Mr. Brown has produced feature films that have been distributed by Netflix & Walmart. Additionally, he founded a production company which helped to create over 300 hours of network television that aired on POPtv, a channel owned by CBS & Lionsgate. His experience in community building and film & television drive his passion for Called Higher Studios. Mr. Brown currently serves on the board of Global Development Alpha, LLC, overseeing the operations of this holding company, which holds a controlling interest in Called Higher Studios, Inc. Mr. Brown holds a Film Degree from The Los Angeles Film School, from which he graduated a valedictorian.

Ash Greyson–Founder, Head of Advisory Board

With more than 20 years of media experience, Mr. Greyson is an expert producing, marketing, and digital and social strategies for faith-based films. Clients include Lionsgate, Sony Pictures, Focus Features, Paramount, Roadside Attractions, Syfy Channel, Nat Geo Network, TBN, Walden Media, and PureFlix. Mr. Greyson’s marketing campaigns have played an integral part in the success of many films including God’s Not Dead that produced over 60 million dollars in the box office and 2016: Obama’s America, the second highest grossing film in its genre. Mr. Greyson has worked at Ribbow Media Group, a company he founded in 2014, since 2014 and has had an opportunity to work on films such as I Can Only Imagine, Wonder, The Shack, Hacksaw Ridge, Deepwater Horizon, War Room, Risen, Woodlawn, and many others.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020, we compensated our one highest paid executive officer and director on a consolidated basis as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jason Brown(1)	President, Chief Executive Officer	$70,000.00	$0	$70,000.00

(1)	We had only one officer and director as of December 31, 2020.

Effective as of June 1, 2020, the company has entered into an employment agreement with Jason Brown. Jason Brown will receive an annual salary of $120,000 and be entitled to a cash bonus from the company pursuant to the terms of an Employment Agreement dated June 1, 2020. The amount of the bonus will be based upon the net profits the company generated in the preceding year, as determined by the audited or reviewed financial statements of the company. The bonus schedule is as follows:

(i)	$250,000 or below the Bonus shall be calculated as 1.25% of Net Profits;

(ii)	$250,001 up to $1,000,000 the Bonus shall be calculated as 3.75% of Net Profits;

(iii)	$1,000,001 up to $2,000,000 the Bonus shall be calculated as 5.00% of Net Profits;

(iv)	$2,000,001 up to $4,000,000 the Bonus shall be calculated as 6.25% of Net Profits; or

(v)	$4,000,001 and above the Bonus shall be calculated as 7.50% of Net Profits.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 11, 2021, the Called Higher Studios voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Percent of Voting Power
Class B Voting Common Stock	Global Development Alpha, LLC(2)	1,500,000 shares		88.89%	83.37	%(3)
Class B Voting Common Stock	Ash Greyson	187,500 shares		11.11%	10.68%
Class A Voting Common Stock	Ash Greyson	46,875 shares		3.97%	10.68%

(1)	The address for all the executive officers and directors is c/o Called Higher Studios Inc., 231 Public Square, Suite 300, PMB-41, Franklin, TN 37064.
(2)	Global Development Alpha, LLC is 75% owned by Jason Brown, the company’s President, Chief Executive Officer and Director and 25% owned by Ash Greyson, who is the head of the company’s advisory board.
(3)	Based on 1,687,500 shares of Class B Voting Common Stock and 1,181,548 shares of Class A Voting Common Stock outstanding.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On July 23, 2019, the company sold 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC pursuant to a Restricted Stock Purchase Agreement, which can be found in Exhibit 6.2 to this Form 1-K. At the time of the transactions, Global Development Alpha, LLC was 100% owed by Jason Brown, the company’s President, Chief Executive Officer, and sole Director. On July 1, 2020, Ash Greyson purchased a 25% interest of Global Development Alpha, LLC, reducing the interest of Jason Brown to 75%.

On July 26, 2019, the company entered into a Restricted Stock Purchase Agreement with Ash Greyson, which can be found in Exhibit 6.3 to this Form 1-K, pursuant to which the company sold 187,500 shares of its Class B Voting Common Stock to Ash Greyson for $100.

On July 26, 2019, the company also entered into an Advisory Board Agreement with Ash Greyson, which can be found in Exhibit 6.1 to this Form 1-K pursuant to which the company granted 46,875 shares of its Class A Voting Common Stock to Ash Greyson as compensation for his advisory services under this agreement.

OTHER INFORMATION

None.

FINANCIAL STATEMENTS

Called Higher Studios, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2020 and 2019

Called Higher Studios, Inc.

TABLE OF CONTENTS

Page
Independent Auditor’s Report	F-3 - F-4

Financial Statements as of December 31, 2020 and 2019 and for year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019:

Balance Sheets	F-5
Statements of Operations	F-6
Statements of Changes in Stockholders’ Equity	F-7
Statements of Cash Flows	F-8
Notes to Financial Statements	F-9

To the Board of Directors

Called Higher Studios, Inc.

Raleigh, North Carolina

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Called Higher Studios, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder’s equity, and cash flows for the year end December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year end December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Called Higher Studios, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations and has sustained losses of $601,815 and $52,740 for the periods ended December 31, 2020 and 2019, respectively, and has limited liquid assets with $225,522 of cash held as of December 31, 2020. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Called Higher Studios, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Called Higher Studios, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Called Higher Studios, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 29, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

CALLED HIGHER STUDIOS, INC.

BALANCE SHEETS

As of December 31, 2020 and 2019

	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$225,522	$38,156
Funds held in escrow	38,189	51,101
Inventory	284	-
Note receivable, related party	30,300	-
Offering costs	-	24,200
Prepaid expenses	13,328	-
Due from related party	67,502	-
Stock subscriptions receivable	40,427	-
Total current assets	415,552	113,457

Non-current assets:
Investment in original programming	81,012	-
Note receivable	3,000	-
Website development	-	1,193
Total non-current assets	84,012	1,193

TOTAL ASSETS	$499,564	$114,650

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	$8,170	$2,502
Accrued expenses	3,463	-
Total liabilities	11,633	2,502

Stockholders’ equity:
Preferred stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Class A common stock, $0.00001 par, 10,000,000 shares authorized, 1,181,548 and 189,930 shares issued and outstanding as of December 31, 2020 and 2019, respectively	11	1
Class B common stock, $0.00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding as of both December 31, 2020 and 2019	17	17
Additional paid-in capital	1,142,458	164,870
Accumulated deficit	(654,555)	(52,740)
Total stockholders’ equity	487,931	112,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$499,564	$114,650

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENTS OF OPERATIONS

For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

	2020	2019

Net revenues	$2,942	$-
Costs of net revenues	(7,302)	-
Gross loss	(4,360)	-

Operating Expenses:
General & administrative	209,694	5,587
Research & development	604	-
Sales & marketing	388,457	46,903
Total Operating Expenses	598,755	52,490

Loss from operations	(603,115)	(52,490)

Other Income/(Expense):
EIDL grant	1,000	-
Interest income	300	-
Interest expense	-	(250)
Total Other Income/(Expense)	1,300	(250)

Provision for income taxes	-	-

Net Loss	$(601,815)	$(52,740)

Basic and diluted net loss per common share	$(0.23)	$(0.04)
Weighted average common shares outstanding - basic and diluted	2,592,915	1,317,503

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

	Common Stock
	Class A Common Stock			Class B Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount		Shares	Amount	Capital	Deficit	Equity
Balance at June 4, 2019 (inception)	-	$-		-	$-	$-	$-	$-
Issuance of Class A Common Stock	46,875	-		-	-	25	-	25
Issuance of Class A Common Stock - Regulation CF	143,055	1		-	-	139,762	-	139,763
Issuance of Class B Common Stock	-	-		1,687,500	17	25,083	-	25,100
Net loss	-	-		-	-	-	(52,740)	(52,740)
Balance at December 31, 2019	189,930	1	#	1,687,500	17.00	164,870	(52,740)	112,148
								-
Issuance of Class A Common Stock - Regulation CF	946,168	10		-	-	926,050	-	926,060
Issuance of Class A Common Stock - Regulation A	40,119	-		-	-	221,456	-	221,456
Offering costs	-	-		-	-	(199,347)	-	(199,347)
Issuance of Class A Common Stock	4,529	-		-	-	25,000	-	25,000
Issuance of Class A Common Stock - broker compensation	802	-		-	-	4,429	-	4,429
Net loss	-	-		-	-	-	(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	$11		1,687,500	$17	$1,142,458	$(654,555)	$487,931

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

	2020	2019
Cash Flows From Operating Activities
Net Loss	$(601,815)	$(52,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of website development	1,193	-
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	(13,328)	-
(Increase)/Decrease in inventory	(284)	-
Increase/(Decrease) in accrued expenses	3,461	-
Increase/(Decrease) in accounts payable	5,668	2,502
Net Cash Used In Operating Activities	(605,105)	(50,238)

Cash Flows From Investing Activities
Advance to related party	(67,502)	-
Investment in original programming	(81,012)	-
Payments for issuance of note receivable	(33,300)	-
Purchase of website development	-	(1,193)
Net Cash Used In Investing Activities	(181,814)	(1,193)

Cash Flows From Financing Activities
Proceeds from issuance of debt-related party	-	30,000
Payments on debt-related party	-	(30,000)
Proceeds from issuance of Class A common stock	1,145,001	88,687
Proceeds from issuance of Class B common stock	-	25,100
Offering costs	(170,716)	(24,200)
Net Cash Provided By Financing Activities	974,285	89,587

Net Change In Cash	187,366	38,156

Cash at Beginning of Period	38,156	-
Cash at End of Period	$225,522	$38,156

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$250
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activities
Shares issued as broker compensation	$4,429	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the “Company”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the majority shareholder of Called Higher Studios, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2020 and 2019 consisted of finished goods of $284 and $0, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized.  Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates.  As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value.  No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $81,012 of program rights from movie production costs incurred in 2020 and no amortization expense has been recorded as of December 31, 2020 as no projects have been completed. The carrying balance of the program rights as of December 31, 2020 and 2019 was $81,012 and $0, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $609,035 and $3,594 as of December 31, 2020 and 2019, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $159,171 and $939 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2020 and 2019.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2020. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $601,815 and $52,740 during the years ended December 31, 2020 and 2019, respectively, and has limited liquid assets with $225,522 of cash held as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2021 and has raised capital in 2020, as discussed in Note 8. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company lent $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $67,502 remains outstanding as of December 31, 2020.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year.

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

As of December 31, 2020 and 2019, 1,181,548 and 189,930 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both December 31, 2020 and 2019, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding, respectively.

Common Stock Issuances

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker and were recorded as funds held in escrow (asset) on the balance sheet.

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

The Company also incurred $199,347 of offering costs for the year ended December 31, 2020 in connection with the Regulation Crowdfunding offerings.

In December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021 and are therefore reflected as a subscription receivable on the balance sheet as of December 31, 2020. The Company agreed to issue restricted Class A Common Stock to bring this advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering, which currently amounts to 133,596 additional shares valued at $737,450. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, $51,101 of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, ”Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

See accompanying Independent Auditor’s Report

CALLED HIGHER STUDIOS, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the periods then ended

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2020, the Company initiated a Regulation A crowdfunding campaign. As of April 29, 2021 a total of $579,203 has been raised from this offering inclusive of the 2020 portion.

Note Receivable

The note in the amount of $30,300 has been fully repaid as of the date of this report.

Management’s Evaluation

Management has evaluated all subsequent events through April 29, 2021, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

See accompanying Independent Auditor’s Report

PART III

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation (Included as Exhibit 2.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-1_calledhigher.htm)
2.2	Bylaws* (Included as Exhibit 2.2 to the Form 1-A filed available here, https://www. https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-2_calledhigher.htm
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation* (Included as Exhibit 2.3 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex2-3_calledhigher.htm)
6.1	Advisory Board Agreement with Ash Greyson*(Included as Exhibit 6.1 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-1_calledhigher.htm)
6.2	Restricted Stock Purchase Agreement with Global Development Alpha* (Included as Exhibit 6.2 to the Form 1-A filed available here, https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-2_calledhigher.htm)
6.3	Restricted Stock Purchase Agreement with Ash Greyson*(Included as Exhibit 6.3 to the Form 1-A filed available here, https://www.https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-3_calledhigher.htm)
6.4	Jason Brown Employment Agreement dated June 1, 2020* (Included as Exhibit 6.4 to the Form 1-A filed available here, https://www.https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex6-4_calledhigher.htm)
8.1	Escrow Services Agreement dated May 11, 2020* (Included as Exhibit 8.1 to the Form 1-A filed available here, https://www.https://www.sec.gov/Archives/edgar/data/1786874/000121390020013167/ea121699ex8-1_calledhigher.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized., in the City of Franklin, State of Tennessee, on April 30, 2021.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following per-sons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Sole Director
Date: April 30, 2021